UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

TERRAN ORBITAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88105P103
(CUSIP Number)

John E. Stevens c/o Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, MD 20817 (301) 897-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

August 14, 2024 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105P103

1		NAMES OF REPORTING PERSONS

Lockheed Martin Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

60,610,929[1]

	8	SHARED VOTING POWER

12,694,916

	9	SOLE DISPOSITIVE POWER

60,610,929[1]

	10	SHARED DISPOSITIVE POWER

12,694,916

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,305,845

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.7%[2]

14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)Includes (a) 1,381,951 shares of Issuer common stock (“Common Stock”) currently issuable upon exercise of warrants with an exercise price of $10.00 per share, (b) 17,253,279 shares of Common Stock currently issuable upon exercise of warrants with an exercise price of $2.898 per share and (c) 41,188,758 shares of Common Stock currently issuable upon conversion of the Issuer’s 10% Senior Secured Convertible Notes due 2027 (the “Convertible Notes”), including interest paid in kind that has been added to the principal balance of the Convertible Notes, with a conversion price of $2.898 per share.
(2)This percentage is calculated assuming 204,355,515 shares of Common Stock are outstanding as of August 8, 2024 based upon the information disclosed in Terran Orbital Corporation’s Quarterly Report on Form 10-Q filed August 12, 2024, and, in accordance with Rule 13d-3(d)(1)(i) under the Act, assuming the conversion of all warrants and Convertible Notes owned by Lockheed Martin Corporation into shares of Common Stock.

CUSIP No. 88105P103

1		NAMES OF REPORTING PERSONS

Astrolink International LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

12,694,916

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

12,694,916

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,694,916

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%[1]

14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)This percentage is calculated assuming 204,355,515 shares of Common Stock are outstanding as of August 8, 2024 based upon the information disclosed in Terran Orbital Corporation’s Quarterly Report on Form 10-Q dated August 12, 2024, and, in accordance with Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 9, 2022 (as amended, the “Schedule 13D”) relating to common stock, $0.0001 par value per share (the “Common Stock”), of Terran Orbital Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of Schedule 13D is hereby supplemented and amended to add the information contained under the caption “Merger Agreement” in Item 4 of this Amendment, which is incorporated by reference into this Item 3. The source of funds for this merger consideration is expected to be cash on hand available to Lockheed Martin Corporation (“LMC”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On August 14, 2024, LMC management approved a plan to acquire the Issuer in a merger transaction.

Merger Agreement

On August 15, 2024, LMC entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Tholian Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of LMC. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) of the Merger and a wholly owned subsidiary of LMC.

Equity and Warrant Treatment in the Merger

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of the Issuer’s common stock (the “Common Stock”) outstanding immediately prior to the Effective Time (subject to certain customary exceptions specified in the Merger Agreement) will be cancelled and converted automatically into the right to receive $0.25 in cash, without interest (the “Merger Consideration”).

Pursuant to the Merger Agreement, at the Effective Time, the Issuer’s outstanding, unexercised and vested options to purchase Common Stock (the “Options”) will be canceled and converted into the right to receive an amount in cash, without interest and subject to applicable taxes, equal to the product of (a) the number of shares of Common Stock subject to such Option, and (b) the amount by which the Merger Consideration exceeds the exercise price of such Option. Any Option with an exercise price that is equal to or greater than the Merger Consideration will be cancelled without the payment of consideration. Any Option that is unvested at the Effective Time will be cancelled for no consideration.

At the Effective Time, the Issuer’s restricted stock units will automatically (a) become fully vested and (b) convert into the right to receive the Merger Consideration as set forth in the Merger Agreement.

At the Effective Time, each outstanding SPAC Warrant (as defined in the Merger Agreement) will, in accordance with its terms, automatically and without any required action on the part of the holder thereof, cease to represent a SPAC Warrant exercisable for Common Stock and will become a right to purchase and receive the Merger Consideration (a “Merger Warrant”). If a holder of a Merger Warrant properly exercises the Merger Warrant within thirty (30) days following the public disclosure of the consummation of the Merger pursuant to a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”), the Warrant Price (as defined in the Merger Agreement) with respect to such exercise will be reduced by an amount (in dollars and in no event less than zero) equal to the difference of (a) the Warrant Price in effect prior to such reduction minus (b) (i) the Merger Consideration minus (ii) the Black-Scholes Warrant Value (as defined in the Merger Agreement).

At the Effective Time, each outstanding Company Warrant (as defined in the Merger Agreement) will, in accordance with its terms, automatically and without any required action on the part of LMC, Merger Sub, the Issuer or the holder thereof, cease to represent a Company Warrant exercisable for Common Stock and shall become a Company Warrant exercisable for the Merger Consideration. To the extent a holder of a Company Warrant does not exercise such Company Warrant prior to the Effective Time, the Surviving Corporation shall assume the obligations of any then-outstanding Company Warrant in accordance with the terms of the applicable warrant agreement or warrant issued thereunder. Notwithstanding the foregoing, if a holder of a Company Warrant properly exercises the Company Warrant within thirty (30) days following the public disclosure of the consummation of the Merger pursuant to a Current Report on Form 8-K filed with the SEC, such exercise shall be treated in accordance with the terms of the applicable warrant agreement or warrant issued thereunder.

Closing Conditions

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including (a) the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of all outstanding shares of the Issuer’s Common Stock (the “Stockholder Approval”), (b) receipt of applicable regulatory approvals, (c) the absence of (i) any pending investigation or legal proceeding by the United States Department of Justice, Antitrust Division or the Federal Trade Commission (each a “United States Federal Antitrust Authority”) that could, among other things, result in the consummation of the Transactions being restrained or prohibited, (ii) any written communication from a United States Federal Antitrust

Authority threatening a legal proceeding as described in clause (i), or (iii) any oral communication by a United States Federal Antitrust Authority to LMC and the Issuer threatening a legal proceeding as described in clause (i), and (d) the absence of any law or order that enjoins or otherwise prohibits or makes illegal the consummation of the Merger (clauses (b), (c) and (d), the “Government Matters Conditions”). The obligation of each of the Issuer and LMC to consummate the Merger is also conditioned on, among other things, the truth and correctness of the representations and warranties made by the other party as of the closing date (subject to certain “materiality” and “material adverse effect” qualifiers) and material compliance by the other party with pre-closing covenants.

LMC’s and Merger Sub’s obligation to consummate the Merger is also subject to there being no Company Material Adverse Effect (as defined in the Merger Agreement) since the date of the Merger Agreement and the Issuer receiving certain regulatory approvals related to telecommunications licenses including U.S. Federal Communications Commission licenses (the “Telecommunications Approval Condition”).

Other Terms

The Merger Agreement contains customary representations, warranties and covenants made by each of the Issuer, LMC and Merger Sub, including, among others, the obligation of the Issuer to conduct its business in the ordinary course, consistent with past practice and to refrain from taking certain specified actions without the consent of LMC. In addition, the Merger Agreement contains covenants that require the Issuer to call and hold a meeting of the stockholders and use reasonable best efforts to solicit the Stockholder Approval, except to the extent that the Merger Agreement has been earlier terminated in accordance with its terms.

“Go-Shop”; “No-Shop” Restrictions

During the period beginning on the date of the Merger Agreement and continuing until 11:59 P.M. (New York City time) on September 13, 2024 (the “No-Shop Period Start Date”), the Issuer and its representatives have the right to (i) solicit, initiate, facilitate and encourage any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a competing acquisition proposal, (ii) furnish to any person that is party to an acceptable confidentiality agreement any information which is reasonably requested by any person in connection with such person’s potentially making a competing acquisition proposal and (iii) participate or engage in discussions or negotiations with such person regarding a competing acquisition proposal.

On the No-Shop Period Start Date, the Issuer will cease such activities, and will be subject to further restrictions, including that it will not (i) solicit proposals or offers that constitute, or could reasonably be expected to lead to, a competing acquisition proposal, (ii) engage in any discussions or negotiations regarding a competing acquisition proposal or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or similar agreement constituting an acquisition proposal, other than an Acceptable Confidentiality Agreement (as defined in the Merger Agreement). However, prior to obtaining stockholder approval, the Issuer may engage in the foregoing activities with any third party that has provided the Issuer with a competing acquisition proposal after the execution of the Merger Agreement and prior to the No-Shop Period Start Date, which acquisition proposal the Issuer’s board of directors (the “Board”) determines in good faith is or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement). Furthermore, the Issuer can also engage in such activities with any third party that provides to the Issuer an unsolicited bona fide written competing acquisition proposal, if, subject to compliance with certain other conditions, the Board determines in good faith that such acquisition proposal constitutes, or is reasonably likely to result in, a Superior Proposal.

Prior to the approval of the Merger Agreement by the Issuer’s stockholders, the Board may change its recommendation that the Issuer’s stockholders approve the Merger Agreement if the Board receives a Superior Proposal or upon the occurrence of certain types of intervening events, but only if certain conditions are satisfied with respect thereto and the Issuer complies with its obligations in respect thereof under the Merger Agreement.

LMC Voting

At the Stockholder Meeting, and at every adjournment or postponement thereof, unless otherwise directed by the Issuer, LMC and its affiliates are required to cause all of securities of the Issuer with respect to which the LMC and its Affiliates have voting rights to be voted, in favor of: (x) the adoption of the Merger Agreement and the approval of the Merger; (y) any proposal to adjourn or postpone the Stockholder Meeting to a later date if there are not sufficient votes for approval; (z) and each of the other actions contemplated by the Merger Agreement.

Termination Rights

LMC may terminate the Merger Agreement in certain additional limited circumstances, including if there is a willful or intentional material breach by the Issuer of its no-shop restrictions, upon the occurrence of certain bankruptcy events or upon an event of default under a bridge financing that was provided in connection with the execution of the Merger Agreement.

The Issuer may terminate the Merger Agreement in certain additional limited circumstances, including, prior to the Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal prior to or substantially concurrently with such termination.

Termination Fees

Upon termination under certain specified circumstances, including upon termination (a) by the Issuer in order for it to enter into a definitive agreement to accept a Superior Proposal, or (b) by LMC due to a willful or intentional material breach by the Issuer of its no-shop restrictions and, within twelve (12) months after the date of such termination, the Issuer enters into a definitive agreement with respect to any Acquisition Transaction (as defined in the Merger Agreement) and the Acquisition Transaction is consummated, the Issuer must pay LMC a termination fee of $1.68 million, provided that the termination fee will be $840,000 if the Issuer terminates the Merger Agreement prior to the No-Shop Period Start Date. The Merger Agreement also provides that LMC will be required to pay the Issuer a termination fee of $1.68 million under certain circumstances if the Merger Agreement is terminated (a) by LMC or the Issuer after the End Date and the unsatisfied conditions to closing are the Government Matters Conditions, or (b) LMC elects to terminate the Merger Agreement due to litigation filed by a governmental entity that, if successful, would enjoin or otherwise prohibit or make illegal the consummation of the Transactions.

The foregoing description of the Merger Agreement is qualified by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.8 to this Schedule 13D and incorporated by reference herein.

Voting and Support Agreements

In connection with their entry into the Merger Agreement, LMC and the Issuer entered into Voting and Support Agreements, dated as of August 15, 2024, with certain stockholders of the Issuer, pursuant to which the stockholders agreed, among other things, during the term of the Voting and Support Agreement, (i) not to (a) transfer any securities of the Issuer owned by them (“Subject Securities”), except as permitted under the terms and conditions of the Voting and Support Agreement, or (b) deposit the Subject Securities into a voting trust or grant a proxy or enter into a voting or similar agreement with respect to the Subject Securities, and (ii) at any meeting of stockholders of the Issuer, to (a) appear in person or otherwise cause the Subject Securities entitled to vote thereat to be counted for purposes of calculating a quorum and (b) cause the Subject Securities entitled to vote to be voted (1) in favor of adopting the Merger Agreement and the Merger, any proposal to adjourn or postpone any meeting at which matters are submitted for a vote if there are not sufficient votes for approval on the date on which the meeting is held, and each other action contemplated by the Merger Agreement, and (2) against extraordinary transactions other than the Merger and other matters that may adversely impact the Merger. The Voting and Support Agreements cover a total of 30,797,166 shares held of record.

The foregoing description of the Voting and Support Agreements is qualified by reference to the forms of Voting and Support Agreement filed as Exhibit 99.9 and 99.10 to this Schedule 13D, which are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5(a)—(c) of the Schedule 13D are each hereby amended and restated in their entirety as follows:
(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment and in the footnotes thereto is incorporated herein by reference. None of the Related Parties beneficially own any shares of Common Stock.
(c)     The information in Item 4 of this Amendment is incorporated herein by reference. Other than as set forth herein, none of the Reporting Persons or the Related Parties have engaged in any transaction in shares of Common Stock in the 60 days prior to the filing of this Amendment.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating by reference the response to Item 4 of this Amendment and Exhibits 99.8 through 99.10 hereto.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Name
99.8	Agreement and Plan of Merger, dated August 15, 2024, among Lockheed Martin Corporation, Tholian Merger Sub, Inc., and Terran Orbital Corporation
99.9	Form of Voting and Support Agreement for Individuals
99.10	Form of Voting and Support Agreement for Institutions

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2024

Lockheed Martin Corporation

By:	/s/ H. Edward Paul III
Name:	H. Edward Paul III
Title:	Vice President and Controller

Astrolink International LLC

By:	/s/ H. Edward Paul III
Name:	H. Edward Paul III
Title:	Vice President

Schedule I

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of LMC and Astrolink is set forth below. The business address of each individual is c/o Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817.

Lockheed Martin Corporation

Name of Executive Officer	Principal Occupation or Employment	Citizenship
Timothy S. Cahill	President, Missiles and Fire Control	United States
Stephanie C. Hill	President, Rotary and Mission Systems	United States
Maryanne R. Lavan	Senior Vice President, General Counsel and Corporate Secretary	United States
Robert M. Lightfoot, Jr.	President, Space	United States
Jesus Malave	Chief Financial Officer	United States
H. Edward Paul III	Vice President and Controller	United States
Maria A. Ricciardone	Vice President, Treasurer and Investor Relations	United States
Frank A. St. John	Chief Operating Officer	United States
James D. Taiclet	Chairman, President and Chief Executive Officer	United States
Gregory M. Ulmer	President, Aeronautics	United States

Name of Director	Principal Occupation or Employment	Citizenship
David B. Burritt	President and CEO, United States Steel Corporation	United States
Bruce A. Carlson	Retired United States Air Force General	United States
John M. Donovan	Retired CEO, AT&T Communications, LLC	United States
Joseph F. Dunford, Jr.	Senior Managing Director and Partner of Liberty Strategic Capital	United States
Thomas J. Falk	Retired Chairman and CEO, Kimberly-Clark Corporation	United States
Vicki A. Hollub	President and CEO, Occidental Petroleum Corporation	United States
Jeh C. Johnson	Partner at Paul, Weiss, Rifkind, Wharton & Garrison LLP	United States
Debra L. Reed-Klages	Retired Chairman, President and CEO, Sempra Energy	United States
Heather Wilson	President of the University of Texas at El Paso	United States
Patricia E. Yarrington	Retired Chief Financial Officer, Chevron Corporation	United States

Astrolink International LLC

Name of Executive Officer	Principal Occupation or Employment	Citizenship
J. Chris Moran	Vice President and General Manager, Lockheed Martin Ventures, Lockheed Martin Corporation	United States
John E. Stevens	Vice President, Associate General Counsel, Lockheed Martin Corporation	United States
H. Edward Paul III	Vice President and Controller, Lockheed Martin Corporation	United States
Maria A. Ricciardone	Vice President, Treasurer and Investor Relations, Lockheed Martin Corporation	United States
Scott M. Weiner	Vice President, Corporate Development, Lockheed Martin Corporation	United States